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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the month of      April, 2002
                                       ---------------------

                                  AMVESCAP PLC
            --------------------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F       X              Form 40-F
                    -------------                   ------------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes                              No       X
                    -------------                   ------------



[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-         N/A
                                      ---------------------------


Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------


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AMVESCAP PLC


                                   SCHEDULE 5

                        BLOCKLISTING SIX-MONTHLY RETURN

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1.   Name of company:            AMVESCAP PLC
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2.   Name of scheme:             AMVESCAP PLC SHARESAVE
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3.   Period of return:           FROM: 11 OCTOBER 2001 TO 10 APRIL 2002.
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4.   Number and class of         961,081 ORDINARY SHARES OF 25P EACH
     shares (amount of
     stock/debt security)
     not issued under scheme
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5.   Number of shares            46,708 ORDINARY SHARES OF 25P EACH
     issued/allotted under
     scheme during period
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6.   Balance under scheme        914,373 ORDINARY SHARES OF 25P EACH
     not yet issued/allotted
     at end of period
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7.   Number and class of         2,527,243 ORDINARY SHARES OF 25P EACH LISTED
     share(s) (amount of         ON 11 OCTOBER 2000.
     stock/debt securities)
     originally listed and
     the date of admission
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Please confirm total number      784,843,422 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records
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Contact for queries:             ANGELA TULLY
                                 TELEPHONE: 020 7454 3652
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Person making return             ANGELA TULLY - ASSISTANT COMPANY SECRETARY
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                        -----------------------------
                                                (Registrant)


Date  17 April, 2002                    By  /s/ ANGELA TULLY
                                          ---------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary